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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

☐	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☐	Form 4 Transactions Reported

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Sutterer Norman P. (Last) (First) (Middle)		The Lamson & Sessions Co. LMS

	The Lamson & Sessions Co. 25701 Science Park Drive	4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			December 2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Reporting (Check Applicable Line)
	Cleveland, Ohio 44122 (City) (State) (Zip)		☐	Director	☐	10% Owner		☑ Form filed by One Reporting Person
			☑	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Vice President

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

									Amount	(A) or (D)	Price

	COMMON STOCK												17,047		I		(1)

	COMMON STOCK												1,602		D		(2)

	COMMON STOCK		3/8/2002				M		452	D	$4.389		2,527		I		(3)

	COMMON STOCK												3,000		I		(4)

(1)	Held under The Lamson & Sessions Co. Deferred Savings Plan (i.e., 401-K Plan) as of December 31, 2002, exempt under Rule 16b-3(c). Adjusted to reflect acquisitions since reporting person's last report.
(2)	Total includes 475 restricted shares, exempt under Rule 16b-3(d)(1), held by issuer until 3-year vesting period, on February 23, 2003 and February 21, 2004 of 181 and 294 common shares, respectively. Since reporting person's last report, 555 shares have been distributed from the Trust under the Deferred Compensation Plan for Executive Officers and are now held directly.
(3)	Held in Trust pursuant to the Deferred Compensation Plan for Executive Officers - a 16b-3 Plan as of December 31, 2002. Adjusted to reflect the 555 shares distributed from the Plan as described in Footnote (2).
(4)	Held in IRA for benefit of self.

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

											(A)	(D)

	STOCK OPTION (Right to Buy Common Stock		$4.100		02/20/02				A*** V		20,000

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	***	02/20/12		Common Stock	20,000				20,000		D

Explanation of Responses:

***	Grant to reporting person of option to buy 20,000 shares of the Company's Common Stock, exercisable over three years as follows: one-third on February 20, 2003; one-third on February 20, 2004; and one-third on February 20, 2005, with number of shares vested in each year rounded to the nearest whole share.
/s/ Norman P. Sutterer	1/23/2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.